FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated January 12, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On December 2011 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	(X) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9,721,600	1.11	1.11

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9,721,600	1.11	1.11

1

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On December 2011 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	(X) Executive Officers	( ) Main Shareholders		( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			101,432		0.01		0.01

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

		Concórdia	Sell	12/02/2011	100	36.32	3,632.00
Share

Common

		Concórdia	Sell	12/02/2011	100	36.40	3,640.00
Share

Common

		Concórdia	Sell	12/05/2011	100	36.50	3,650.00
Share

Common

		Concórdia	Sell	12/06/2011	200	37.00	7,400.00

Closing Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			100,932		0,01		0,01

2

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On December 2011 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	(X) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

240,691,326	27.59	27.59

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

Pactual	Sell	12/01/2011	292,300	36.19	10,578,337.00
Share

Common

Votorantim

Sell

12/02/2011

374,800	36.29	13,601,492.00
Share

Common

Safra

Buy

12/07/2011

18,900	37.54	709,456.00
Share

Common

Bradesco	Buy	12/08/2011	19,200	36.91	708,755.00
Share

Common

Liquidez	Buy	12/12/2011	19,000	36.96	702,210.00
Share

Common

Bradesco	Sell	12/15/2011	273,600	36.52	9,991,872.00
Share

Common

Bradesco	Sell	12/16/2011	50,000	36.61	1,830,500.00
Share

Common

Bradesco	Sell	12/19/2011	80,100	36.07	2,889,207.00
Share

Common

Bradesco	Sell	12/20/2011	72,200	36.18	2,612,196.00
Share

Common

Bradesco	Sell	12/21/2011	59,100	36.00	2,127,600.00
Share

Common

Itaú	Buy	12/21/2011	33,500	35.41	1,186,175.00
Share

Common

Pactual	Buy	12/21/2011	30,000	35.96	1,078,800.00
Share

Common

Concórdia	Buy	12/22/2011	395,700	36.13	14,296,641.00
Share

Common

Bradesco	Sell	12/22/2011	225,100	36.15	8,137,365.00
Share

Common

Pactual	Buy	12/23/2011	875,000	36.55	31,981,250.00
Share

Common

Bradesco	Sell	12/23/2011	444,900	36.56	16,265,544.00
Share

Common

Bradesco	Sell	12/27/2011	87,600	36.64	3,209,664.00
Share

Common

Bradesco	Sell	12/28/2011	81,200	36.35	2,951,620.00
Share

Common

Gradual	Buy	12/28/2011	20,000	36.41	1,186,175.00

Closing Balance

Security/ Derivative	Characteristic of ,Security	Number	% interest
Same kind	Total
Share

Common

240,061,726	27.52	27.52

3

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On December 2011 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( X) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

13,484	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

13,484	0.00	0.00

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   January 12, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director